April __, 2010

VIA EDGAR TRANSMISSION

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin  53202

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C.  20549

RE: Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298; 811-10401

Dear Ms. Stirling:

This Definitive Proxy Statement is being filed under Section 14(a) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in response to the comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC, by you on April 22, 2010 regarding the Preliminary Proxy Statement filed by the Trust, on behalf of its series, the PMC Core Fixed Income Fund and PMC Diversified Equity Fund (the “Funds”) on April 19, 2010.  The Trust is filing this Definitive Proxy Statement with the revisions discussed herein in response to your comments, and to make certain other non-material changes.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.  In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Comment 1:	The Staff suggests that the Trust state at an early point in the “Q&A” that there will be no change to the investment advisory agreement.

Response:	The Trust responds by adding the following statement to the answer to the question “What am I being asked to vote on?” in the Q&A section:

“There are no material differences between the present investment advisory agreement and the proposed new investment advisory agreement, other than their effective dates.”

Comment 2:	Please confirm that the Board of Trustees of the Trust met on April 20, 2010 for the in-person approval of the new investment advisory agreement.

Response:	The Trust responds by supplementally confirming that the full Board of Trustees met on April 20, 2010 for the in-person approval of the new investment advisory, as discussed in the proxy statement.

Comment 3:	Please confirm whether the Trust is required to include any disclosures under Item 22(c)(10), Item 22(c)(13) or Item 22(c)(14) of Schedule 14A under the Exchange Act.

Response:
The Trust responds by supplementally stating that the investment adviser has not paid any commissions to an affiliated broker that would require disclosure pursuant to Item 22(c)(13), and that the Funds have not paid any fees to the adviser or its affiliates that would require disclosure pursuant to Item 22(c)(14).  The Trust responds further by adding the following disclosure and table to the definitive proxy statement pursuant to Item 22(c)(10):

Other Investment Companies Advised by Envestnet.  Envestnet currently acts as adviser to the following registered investment companies having similar investment objectives and policies to those of the Funds.  The table below also states the approximate size of the funds as of December 31, 2009, and the current advisory fee rate for the funds as a percentage of average daily net assets.  Envestnet has agreed to waive its management fee and/or to reimburse certain operating expenses of these funds, but only to the extent necessary so that each fund’s total annual operating expenses, excluding brokerage fees and commissions, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), taxes, any indirect expenses (such as expenses incurred by other investment companies in which the fund may invest), 12b-1 fees, and extraordinary litigation expenses, do not exceed 1.15% of the fund’s average daily net assets.

Fund	Net Assets as of 12/31/2009	Advisory Fee Rate
3 to 1 Diversified Equity Fund	$48,772,494.54	1.00%
3 to 1 Strategic Income Fund	$30,333,427.34	1.00%

I trust that the Trust’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers